Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON THE PROGRESS OF CONNECTED TRANSACTION

IN RELATION TO THE FORMATION OF PARTNERSHIP

Reference is made to the Original Announcement of the Company dated 23 August 2018 in relation to the connected transaction concerning the formation of the Partnership pursuant to the Partnership Agreement to be entered into by the Company with Shandong New Kinetic Energy and China Life Xinchuang (defined as “China Life Innovation” in the Original Announcement). The proposed terms of the Partnership Agreement were set out in the Original Announcement and were subject to the approval of the Shandong government. As at the date of the Original Announcement, the parties had not signed the Partnership Agreement.

The Company announces that according to the requirements of the Shandong government, the parties have revised certain proposed terms of the Partnership Agreement as disclosed in the Original Announcement in a way that is more favourable to the limited partners. Such revised terms have been approved by the Shandong government. On such basis, the Company and Shandong New Kinetic Energy, each as a limited partner, entered into the Partnership Agreement with China Life Xinchuang, as the general partner, on 28 December 2018. The Company hereby discloses the key revised terms in relation to the Company’s rights and obligations under the Partnership Agreement as follows:

•

The total capital contribution by all partners of the Partnership shall be reduced from RMB5,001,000,000 as disclosed in the Original Announcement to RMB5,000,000,000. In particular, the capital contribution by the Company shall be reduced from RMB4,000,000,000 to RMB3,950,000,000, the capital contribution by Shandong New Kinetic Energy shall remain unchanged at RMB1,000,000,000, and the capital contribution by China Life Xinchuang shall be increased from RMB1,000,000 to RMB50,000,000.

•

Any profit after returning the paid-in capital contribution of all partners from the distributable cash income of the Partnership shall still be calculated at a rate of return of 8% per annum based on their respective paid-in capital contribution, but the order of such profit distribution shall be changed from the distribution to all partners simultaneously as disclosed in the Original Announcement to the distribution to the limited partners first and then to the general partner. Any balance after the above distribution shall be distributed to all partners and the general partner at the ratio of 80:20 in the same way as disclosed in the Original Announcement. In addition, the general partner shall allocate 50% of its profit as risk reserve until each of the limited partners has recovered its paid-in capital contribution to the Partnership in full and received the profit calculated at a rate of return of 8% per annum.

Commission File Number 001-31914

The Company is of the view that the above revision can reduce its risk exposure and further protect the rights and interests of the Company as a limited partner and the safety of its funds, which is in the interests of the Company and its shareholders as a whole.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“China Life Xinchuang”	國壽鑫創（山東）投資有限公司 (China Life Xinchuang (Shandong) Investment Company Limited) (provisionally named as 國壽創新（山東）投資管理有限公司 (China Life Innovation (Shandong) Investment Management Company Limited) and defined as “China Life Innovation” in the Original Announcement), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of China Life Insurance (Group) Company, the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Original Announcement”	the announcement of the Company dated 23 August 2018 in relation to the connected transaction concerning the formation of the Partnership

“Partnership”	山東省新舊動能轉換國壽股權投資基金（有限合夥）(Shandong New and Old Kinetic Energy Conversion China Life Equity Investment Fund (Limited Partnership)) (provisionally named as 山東新舊動能轉換－國壽股權投資基金（有限合夥）(Shandong New and Old Kinetic Energy Conversion – China Life Equity Investment Fund (Limited Partnership) in the Original Announcement), a limited partnership to be established under the laws of the PRC, whose name is still subject to the approval of the administrative authority of industry and commerce

“Partnership Agreement”	the Partnership Agreement of Shandong New and Old Kinetic Energy Conversion China Life Equity Investment Fund (Limited Partnership) entered into by the Company and Shandong New Kinetic Energy, each as a limited partner, with China Life Xinchuang, as the general partner, on 28 December 2018

Commission File Number 001-31914

“PRC”	the People’s Republic of China, which for the purpose of this announcement excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Shandong New Kinetic Energy”	山東省新動能基金管理有限公司 (Shandong New Kinetic Energy Fund Management Company Limited), a company established under the laws of the PRC with limited liability

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 28 December 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

3